

08029784

BP 3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2007__ AND ENDING __12/31/2007__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PEACHTREE CAPITAL CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__3060 PEACHTREE ROAD NW SUITE 1830__
                    (No. and Street)

__ATLANTA__	__GA__	__30305__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__STEVEN R HARLESS,CFO__   __404-364-2100__
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__RUBIO CPA,PC__

                    (Name – if individual, state last, first, middle name)

__2120 POWERS FERRY ROAD,SUITE 350 ATLANTA GA 30339__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __STEVEN R HARLESS_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PEACHTREE CAPITAL CORPORATION_____ , as
of __DECEMBER 31_____ , 20__07___ . are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                      Signature

                                                      __CFO_____
                                                      Title

_Deborah C Benard_____
       Notary Public 2-21-08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS OF

PEACHTREE CAPITAL CORPORATION

WITH

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2007

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Peachtree Capital Corporation

We have audited the accompanying statement of financial condition of Peachtree Capital Corporation as of December 31, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended which are to be filed pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of Peachtree Capital Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, III, and IV and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 28, 2008

PEACHTREE CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets

Cash	$	63,047
Money market deposit with clearing broker-dealer		15,000
Receivable from clearing broker-dealer		28,677
Other trade receivables		11,667
Prepaid expenses		8,414
Total assets	**$**	**126,805**

Liabilities and Stockholders' Equity

Liabilities:		
Accrued payroll and payroll taxes	$	19,271
Total liabilities		19,271
Stockholders' Equity:		
Common stock, $1.00 par value; authorized 100,000 shares; issued and outstanding, 1,000 shares		1,000
Additional paid-in capital		16,925
Retained earnings		89,609
Total stockholders' equity		107,534
Total liabilities and stockholders' equity	**$**	**126,805**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenues:	
Gross commissions from brokerage services	$ 935,795
Investment advisory fees	180,915
Insurance commissions	41,685
Total revenues	**1,158,395**
Expenses:	
Employee compensation and fringe benefits	418,116
Clearing fees and expenses	80,450
Regulatory fees and expenses	10,966
Telephone and communications	9,490
Quotation and research services	4,496
Insurance expenses	25,641
Office rent	94,727
Other administrative expenses	44,229
Total expenses	**688,115**
Net Income	**$ 470,280**

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2007

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	1,000	$ 1,000	$16,925	$74,985	$92,910
Net Income				470,280	470,280
Distributions to stockholders				(455,656)	(455,656)
Balance at December 31, 2007	1,000	$ 1,000	$ 16,925	$ 89,609	$ 107,534

The accompanying notes are an integral part of these financial statements.

PEACHTREE CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 470,280
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivables	24,422
Increase in prepaid expenses	(364)
Decrease in accrued liabilities	(4,983)
Net cash provided by operating activities	489,355
Cash flows from financing activities:	
Distributions to stockholders	(455,656)
Net cash used by financing activities	(455,656)
Net increase in cash	33,699
Cash and cash equivalents:	
Beginning of year	44,348
End of year	**$ 78,047**

PEACHTREE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash and cash equivalents- The Company considers its money market asset deposit with its clearing broker-dealer as equivalent to cash in its statement of cash flows.

Income taxes- The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Accordingly, the Company's items of income, loss, deduction and credit pass through to, and are taken into account by its shareholders in computing their individual income taxes.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Securities Transactions- Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

2. Deposit with Clearing Broker-dealer:

At December 31, 2007, the Company had a money market deposit with its clearing broker-dealer in the amount of $15,000. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

3. Related Party Transactions:

The Company shares certain employee costs and office facilities, furniture, and equipment with an accounting firm owned by the Company's stockholders. The Company paid approximately

$94,727 in 2007 for the use of the shared facilities, furniture and equipment.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4.   Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $99,120 which was $94,120 in excess of its required net capital of $5,000.

5.   Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

PEACHTREE CAPITAL CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2007

Net Capital:	
Total stockholders' equity qualified for net capital	$107,534
Non-allowable assets	(8,414)
Net Capital	$99,120
Aggregate Indebtedness	$19,271
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$94,120
Percentage of aggregate indebtedness to net capital	19.44%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2007)

<u>Note</u> - There is no significant difference from the Company's
computation; accordingly, a reconciliation is not
included.

PEACHTREE CAPITAL CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Note - The Company was in compliance with
the conditions of exemption pursuant
to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Note - The Company was in compliance with
the conditions of exemption pursuant
to paragraph (k)(2)(ii) of the rule.

SCHEDULE IV
SCHEDULE OF CHANGE IN LIABILITIES
SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS
AS OF DECEMBER 31, 2007

Note - The Company has no subordinated
debt.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Peachtree Capital Corporation:

In planning and performing our audit of the financial statements of Peachtree Capital Corporation for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Peachtree Capital Corporation, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not study the practices and procedures related to the following: (1) in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, PC

Rubio CPA, PC

Atlanta, Georgia
January 28, 2008

END